AB 3/7

13013386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-12 AND ENDING 31-Dec-12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACA/Prudent Investors Planning Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

326 US Highway 22- Suite 12B
(No. and Street)

Greenbrook	**NJ**	**08812**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan C. Achtel **732-926-1100**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3\11\13

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary for Alan Achtel



TENZIN C DORJEE
Notary Public
State of New Jersey
My Commission Expires May 26, 2016

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
ACA/Prudent Investors Planning Corporation

We have audited the accompanying financial statements of ACA/Prudent Investors Planning Corporation, which comprise the balance sheet at December 31, 2012 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/Prudent Investors Planning Corporation as of December 31, 2012 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Donahue Associates LLC
Monmouth Beach, New Jersey
February 19, 2013

ACA/Prudent Investors Planning Corporation
Balance Sheet
As of December 31, 2012

ASSETS

Current assets:	
Cash	$198,974
Accounts receivable	88,980
Prepaid expense	18,678
Total Current Assets	$306,632
Other asset:	
Security deposit	3,046
Fixed assets- net	2,237
Total Assets	$311,915

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$21,689
Total Current Liabilities	$21,689
Shareholders' Equity:	
Common stock: 100 shares authorized, stated value $1	
100 shares issued and outstanding	$100
Additional paid in capital	109,900
Retained earnings	180,226
Shareholders' equity	290,226
Total Liabilities & Shareholders' Equity	$311,915

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2012

Revenues	$794,357
General and administrative expenses:	
Salary & payroll tax expense	$427,892
Rent expense	32,876
Retirement plans	32,424
General administration	61,259
Total general and administrative expenses	554,451
Income from operations	$239,906
Other income:	
Interest income	100
Net income before income tax provision	$240,006
Provision for income taxes	0
Net income	$240,006

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2012

Operating activities:	
Net income	$240,006
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	1,143
Changes in other operating assets and liabilities:	
Prepaid expense	244
Accounts receivable	(9,096)
Accounts payable & accrued expenses	(16,094)
Net cash provided by operations	$216,203
Investing activities:	
Security deposit	$1,784
Purchase office equipment	(450)
Net cash provided by investing activities	$1,334
Financing activities:	
Distributions paid to shareholders	(215,627)
Net cash used by financing activities	($215,627)
Net increase in cash during the fiscal year	$1,910
Cash at December 31, 2011	197,064
Cash at December 31, 2012	$198,974
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2012

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2011	100	$100	$109,900	$155,847	$265,847
Distributions paid to shareholders				(215,627)	(215,627)
Net income for the fiscal year				240,006	240,006
Balance at December 31, 2012	100	$100	$109,900	$180,226	$290,226

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2012

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2012 because of their short term nature.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Green Brook, New Jersey. Minimum lease payments under this lease are as follows.

2013	$22,056
2014	23,281
2015	25,381
2016	27,481
2017	11,815
Net minimum lease payments	$110,014

5. Retirement Plans

The Company maintains a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Compensation deferral plan contributions for calendar year 2012 were $16,130.

The Company also maintains a defined contribution profit sharing plan for employees that have met certain employee requirements. The contributions to the plan are discretionary. Profit sharing expense for calendar 2012 was $16,294.

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$290,226
DEBITS:	
Non-allowable assets:	
Non-allowable portion of accounts receivable	(10,636)
Security deposit	(3,046)
Prepaid expense	(18,678)
Fixed assets- net	(2,237)
NET CAPITAL	$255,629
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$255,629
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$250,629
AGGREGATE INDEBTEDNESS:	$21,689
AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.48%
Excess net capital previously reported	$250,628
Rounding	1
Excess net capital per audited report	$250,629

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2012 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
ACA/Prudent Investors Planning Corporation

In planning and performing our audit of the financial statements of ACA/Prudent Investors Planning Corporation for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2012 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2012, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2012 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report

has been requested or for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Donahue Associates LLC
Monmouth Beach, N.J.
February 19, 2013